ITEM 1



                                 PRESS RELEASE



                          ULTRAPAR PARTICIPACOES S.A.



                          CNPJ n(o) 33.256.439/0001-39




                         EXTRAORDINARY DIVIDEND PAYMENT



August 21, 2001, Ultrapar announced that in a meeting held today, its Board of Directors approved an extraordinary dividend distribution of R$ 190,000,000.00, to be paid to shareholders on September 28, 2001. Furthermore, on the same date, R$ 10,087,454.10 in dividends will be distributed as previously announced to shareholders on April 30, 2001. As such, dividends to be distributed on September 28, 2001 will total R$ 200,087,454.10.



The underlying principles that guide the Company's decision for this distribution are:

a)   Continuous focus on shareholders; and

b) Distribution of extraordinary dividends when the business circumstances indicate this procedure.



The dividend distribution proposed by the Board of Directors will be comprised of: R$ 31,000,000.00 in the form of Interest on Own Capital, ascribed to the dividends related to 2001 earnings, which will be subject to income tax withholding as per item "C" below; R$ 34,000,000.00 as Intermediate Dividends related to 2001 earnings; and R$ 125,000,000.00 in Intercalated Dividends from the Profit Reserve account related to the 1997 to 2000 earnings periods. Such amounts, considering the gross Interest on Own Capital and the additional distribution of R$ 10,087,454.10, correspond to R$ 3.6712262 per 1000 common shares and R$ 4.0383398 per 1000 preferred shares, with the following characteristics:



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a)   the record date for shareholders for the amounts approved today in the
     Board of Directors meeting, is September 5, 2001, with shares being traded ex-dividend and interest on own capital as of September 6, 2001 on the Sao Paulo Stock Exchange (BOVESPA);

b) payment of dividends will commence on September 28, 2001, with no remuneration or monetary correction to the date of payment;

c) interest on own capital will be subject to income tax withholding at a rate of 15%, except for exempt shareholders who have submitted necessary documentation to the Company's Investor Relations Department, at Av. Brigadeiro Luiz Antonio, 1343 - 8(o) andar Sao Paulo, SP - 01317-910. Tel:
     3177-6142 - Fax: 3177-6107, until September 12, 2001.




Fabio Schvartsman

Investor Relations Director